Exhibit 2.1

TRANSACTION AGREEMENT

dated as of December 22, 2009

among

GREENHILL & CO., INC.,

GCP CAPITAL PARTNERS HOLDINGS INC.,

GCP CAPITAL PARTNERS HOLDINGS LLC,

GREENHILL CAPITAL PARTNERS II LLC

and

EACH INDIVIDUAL LISTED ON THE
SIGNATURE PAGES HERETO
(solely for the purposes specified on the signature pages hereto)

TABLE OF CONTENTS

PAGE

ARTICLE 1
DEFINITIONS

i

ii

ARTICLE 10
MISCELLANEOUS

Schedules

Schedule 2.01	Share Deliveries at Closing
Schedule 3.01(a)(i)	Office Space License
Schedule 3.01(a)(ii)	Services
Schedule 4.01	Investor Consent Requirements
Schedule 5.02	Permitted Liens
Schedule 7.01	GCP Employees
Schedule 8.09	Newco Reporting Obligations
Schedule 8.10	Equity Ownership of Newco

Exhibits

Exhibit A	Form of Separation Agreement
Exhibit B	Form of Senior Advisor Agreement

iii

TRANSACTION AGREEMENT

TRANSACTION AGREEMENT (this “Agreement”) dated as of December 22, 2009 among GREENHILL & CO., INC., a Delaware corporation (“Greenhill”), GCP CAPITAL PARTNERS HOLDINGS INC., a Delaware corporation (“Newco”), GCP CAPITAL PARTNERS HOLDINGS LLC, a Delaware limited liability company (“Newco Holdco”), GREENHILL CAPITAL PARTNERS II LLC, a Delaware limited liability company (“New Manager”), and (solely for the purposes specified on the signature pages hereto) Robert H. Niehaus (“Niehaus”) and each of the other individuals listed on the signature pages hereto (together with Niehaus, the “Acquirors”).

WHEREAS, Greenhill, through certain of its direct and indirect subsidiaries, manages, operates and advises (i) Greenhill Capital Partners, L.P., a Delaware limited partnership (together with its Related Funds (as defined herein), “GCP I”), (ii) Greenhill Capital Partners II, L.P., a Delaware limited partnership (together with its Related Funds, “GCP II”), (iii) Greenhill SAVP, L.P., a Delaware limited partnership (together with its Related Funds, “GSAV”), and (iv) Greenhill Capital Partners Europe L.P., a limited partnership organized under the laws of the United Kingdom (together with its Related Funds, “GCPE”; and, together with GCP I, GCP II and GSAV, the “Existing Funds”);

WHEREAS, (i) Greenhill Capital Partners, LLC (“GCP LLC”), a Delaware limited liability company and a wholly-owned subsidiary of Greenhill, owns (A) 100% of the issued and outstanding capital stock of Newco (the “Newco Shares”) and (B) 100% of the equity interests in New Manager, which consist of 100 Common Units and one Preferred Unit, (ii) Newco owns 100% of the equity interests in Newco Holdco and (iii) Newco Holdco owns 74 ordinary shares of GCP Capital Partners Europe Limited, a private company limited by shares organized under the laws of the United Kingdom (“Newco (U.K.)”);

WHEREAS, upon the terms and subject to the conditions of this Agreement, (i) Greenhill intends to contribute, or cause its subsidiaries to contribute, certain rights and assets relating to its merchant banking business, including 24 Common Units and one Preferred Unit in New Manager, to Newco, and to cause Newco, in turn, to contribute such rights and assets to Newco Holdco, (ii) the Acquirors intend to exchange 289,050 shares of Greenhill common stock (the “Greenhill Shares”) for 100% of the Newco Shares (the “Exchange”) and (iii) Greenhill Capital Partners Europe LLP, a limited liability partnership organized under the laws of the United Kingdom (“GCPE LLP”) intends to issue a non-voting interest to Newco (U.K.) (together with (i) and (ii) above, the “Transactions”);

WHEREAS, for United States federal, state and local income tax purposes, the parties intend that the Transactions shall qualify (i) as a “reorganization” under Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”), in which Greenhill contributes the Section 2.02 Assets (as defined herein) to Newco and (ii) as a tax-free transaction under Section 355 of the Code, and that this document constitute a “plan of reorganization” in connection therewith (the “Intended Tax Treatment”);

WHEREAS, upon and after the consummation of the Exchange, the Acquirors intend to cause Newco (or Affiliates (as defined herein) of Newco) to (i) launch new private equity and venture capital funds for which Newco or its Affiliates shall serve as general partner and manager, including (A) a successor fund to GCP II expected to be named “Greenhill Capital Partners III, L.P.” (together with its Related Funds, “GCP III”) and (B) a successor fund to GSAV expected to be named “Greenhill Venture Partners II, L.P.” (together with its Related Funds, “GVP II”; and together with GCP III, the “New Funds”), and (ii) enter into (subject to the receipt of the requisite Investor Consents (as defined herein) and to the other conditions set forth in this Agreement) certain management and other service arrangements with respect to the Existing Funds; and

WHEREAS, upon the terms and subject to the conditions of this Agreement, Greenhill, Newco, Newco Holdco, New Manager and the Acquirors desire to enter into certain agreements with respect to (i) the separation of the GCP Employees (as defined herein) from Greenhill, (ii) certain management and other service arrangements relating to the Existing Funds, (iii) the New Funds and (iv) certain other matters.

NOW, THEREFORE, the parties agree as follows:

ARTICLE 1
DEFINITIONS

Section 1.01. Definitions. (a) The following terms, as used herein, have the following meanings:

“Advisers Act” means the Investment Advisers Act of 1940, as amended from time to time.

“Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with the aforementioned Person; provided that, at and after the Closing, (x) no member of the Greenhill Group shall be an Affiliate of any member of the Newco Group, (y) no member of the Newco Group shall be an Affiliate of any member of the Greenhill Group and (z) no Existing Fund or any other investment vehicle or any portfolio company thereof shall be an Affiliate of any Person, in each case, for purposes of this Agreement.

“Ancillary Agreements” means (i) the License Agreement, (ii) the GP Agreement Amendments, (iii) the Non-Compete Amendments, (iv) the Management Agreements, (v) the Separation Agreements, (vi) the Sublease, (vii) the Senior Advisor Agreement, (viii) the Engagement Letter, (ix) the Contribution Agreement and (x) the GCPE Operating Agreements.

“Applicable Law” means, with respect to any Person, any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Berkeley Square” means the office space located at Lansdowne House, 57 Berkeley Square, London W1J 6ER, United Kingdom.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Contribution Agreement” means the contribution agreement, dated as of the Closing Date, among Greenhill, GCP LLC, GVP LLC, GCPE LLP, Newco and Newco Holdco.

“Disability” shall have the meaning assigned to such term in the Greenhill Equity Incentive Plan.

“Existing Fund Confidential Information” means any Proprietary Information of the Existing Funds or any investment vehicle or portfolio company thereof, but excluding the terms of this Agreement and Ancillary Agreements and the arrangements contemplated hereby or thereby.

“Existing Fund Fees” means, for any applicable period, all management, monitoring, transaction, investment and other fees paid in respect of the Existing Funds during such period (but excluding, for the avoidance of doubt, carried interest or other incentive fees).

“Existing U.S. Funds” means, collectively, GCP I, GCP II and GSAV.

“FSA” means the U.K. Financial Services Authority.

“Future Funds” means any and all future (i) private equity funds for which Newco or its Affiliates shall serve as general partner and manager including, but not limited to, the New Funds, and (ii) special purpose acquisition companies for which Newco or its Affiliates shall serve as sponsor or organizer.

“GCPE Operating Agreements” means (i) the Amended and Restated Limited Liability Partnership Agreement of GCPE LLP, (ii) the Amended and Restated Limited Partnership Agreement of GCP Europe General Partnership L.P. and (iii) the Amended and Restated Limited Partnership Agreement of GCP Europe Parallel General Partnership L.P., in each case, dated as of the Closing Date.

“GHL Acquisition Corp.” means Iridium Communications Inc. (f/k/a GHL Acquisition Corp.), a Delaware corporation.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local, governmental authority, department, court, agency or official, including any political subdivision thereof.

“GP Agreement Amendments” means the amendments to the limited partnership agreements of the general partners of each Existing Fund, dated as of the Closing Date.

“Greenhill Capital Partners” means, collectively, GCP LLC, GVP LLC and GCPE LLP.

“Greenhill Employee” means an employee of any member of the Greenhill Group who is not a GCP Employee.

“Greenhill Group” means Greenhill and each of its subsidiaries, including, prior to the last Separation Date for any Existing U.S. Fund, New Manager and, prior to the Closing, Newco, Newco Holdco and Newco (U.K.) (but excluding, at and after the Closing, any member of the Newco Group).

“Greenhill Liens” means any Liens in respect of indebtedness for borrowed money of or other matters relating to the Greenhill Group (but excluding any indebtedness for borrowed money or matters relating to the Existing Funds).

“Greenhill Proprietary Information” means Proprietary Information of the Greenhill Group (including Proprietary Information obtained by GCP Employees or Newco while on Greenhill premises, such as information concerning Greenhill’s business, Greenhill’s clients, Greenhill’s employees and material non-public information about publicly traded securities) but excluding (x) Existing Fund Confidential Information and (y) the terms of this Agreement and the Ancillary Agreements or the arrangements contemplated hereby or thereby.

“GVP LLC” means Greenhill Venture Partners, LLC, a Delaware limited liability company.

“Interim Period” means the period beginning on the Closing Date and ending on the last Separation Date with respect to any Existing Fund.

“Key Person Event” means Niehaus ceasing to be actively involved in the management of the Existing Funds or the New Funds for any reason (unless Newco proposes and Greenhill approves, in its sole discretion, a successor to Niehaus).

“License Agreement” means the trademark license agreement, dated as of the Closing Date, between Greenhill and Newco Holdco.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest or encumbrance in respect of such property or asset.

“Management Agreements” means, collectively, (i) the Management Agreement between GCP LLC and Newco Holdco with respect to GCP I, dated as of the Closing Date, (ii) the Management Agreement between GCP LLC and Newco Holdco with respect to GCP II, dated as of the Closing Date, and (iii) the Management Agreement between GVP LLC and Newco Holdco with respect to GSAV, dated as of the Closing Date.

“Newco Advisor” means one or more Affiliates of Newco that shall act as advisors to the Existing U.S. Funds following the Separation Date(s) for the Existing U.S. Funds.

“Newco Confidential Information” means any Proprietary Information of the Newco Group, but excluding the terms of this Agreement and the Ancillary Agreements and the arrangements contemplated hereby or thereby.

“Newco Employee” means an employee of any member of the Newco Group.

“Newco Group” means Newco and each entity that is an Affiliate of Newco, including the Future Funds, each Newco Advisor, Newco Holdco, Newco (U.K.), and, at and after the last Separation Date for any Existing U.S. Fund, New Manager (but excluding, at and after the Closing, any member of the Greenhill Group).

“New Manager LLC Agreement” means the Amended and Restated Limited Liability Company Agreement of New Manager, dated as of the Closing Date, between Greenhill and Newco Holdco.

“Non-Compete Amendments” means the amendments to each GCP Employee’s existing non-compete agreement, dated as of the Closing Date.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Pre-Closing Taxes” means each and every Tax imposed on any member of the Greenhill Group for (i) a taxable period ending on or before the Closing Date or (ii) a period beginning before and ending after the Closing Date (a “Straddle Period”), but only to the extent that the Tax is allocated to portion of the Straddle Period ending on and including the Closing Date determined as set forth below. The amount of a Tax that is allocated to the portion of the Straddle Period ending on and including, and the portion of the Straddle Period beginning after, the Closing Date shall be determined by assuming that the Straddle Period consisted of two taxable years or periods, one of which ended at the close of the Closing Date and the other of which began at the beginning of the day following the Closing Date, and relevant tax items for the Straddle Period shall be allocated between such two taxable years or periods on a “closing of the books basis” by assuming that the relevant books were closed at the close of the Closing Date after the consummation of all transactions that are required by this Agreement to occur on the Closing Date; provided, however, that exemptions, allowances or other attributes that are calculated on an annual basis shall be apportioned between such two taxable years or periods on a calendar-day daily basis and Taxes that are computed on a periodic basis, such as property Taxes, shall also be so apportioned on a daily basis. Sales and use Taxes shall be deemed to accrue in accordance with the customary accounting methods used by the Greenhill Group.

“Proprietary Information” means any non-public information used by the protected party in conducting its business, including without limitation (i) any formulas, computer programs, computer access information, algorithms, internal financial or operating information and client lists, (ii) any written information relating to clients or customers or to investments, and (iii) personnel records and information; provided that “Proprietary Information” does not include any information which is available to the general public or generally available within the relevant business or industry, in each case, other than as a result of the action of any Person bound by confidentiality obligations hereunder.

“Related Funds” means, (i) in the case of each of GCP III and GVP II, onshore or offshore investment fund or other pooled investment vehicles (excluding any portfolio or portfolio company in which any such fund or investment vehicle has an investment) that invest alongside such New Fund, and (A) for which a member of the Newco Group serves as investment adviser or in a similar capacity pursuant to a management agreement, investment advisory agreement or otherwise or (B) in which a member of the Newco Group has a general partnership or managing member (or equivalent) interest, together with such investment fund’s subsidiaries (other than portfolio companies), (ii) in the case of GCP I, Greenhill Capital Partners (Cayman), L.P., Greenhill Capital

Partners (Executives), L.P., and Greenhill Capital, L.P., (iii) in the case of GCP II, Greenhill Capital Partners (Cayman) II, L.P., Greenhill Capital Partners (Executives) II, L.P., Greenhill Capital Partners (Employees) II, L.P., (iv) in the case of GSAV, GSAV (Associates), L.P. and GSAV New York, L.P. and (v) in the case of GCPE, Greenhill Capital Partners Europe (Employees), L.P., and Parallel Private Equity L.P.

“SEC” means the Securities and Exchange Commission (or any successor thereto).

“Section 2.02 Assets” means the rights and assets to be held by Newco, Newco Holdco or Newco (U.K.) after giving effect to the events and agreements contemplated by the provisions of Section 2.02 and all related rights and assets to be held by Newco, Newco Holdco or Newco (U.K.) immediately following the execution of this Agreement.

“Separation Agreement” means a separation agreement substantially in the form attached hereto as Exhibit A.

“Sublease” means the sublease with respect to office space at 300 Park Avenue, New York, New York, dated as of the Closing Date, between Greenhill and Newco Holdco.

“Sublease Effective Date” means the date on which the 18th floor at 300 Park Avenue, New York, New York becomes available for occupancy.

“Tax” or “Taxes” means all federal, state, local or foreign taxes, charges, fees, levies or other assessments, including, but not limited to, all net income, gross income, gross receipts, sales, use, rental, ad valorem, value added, transfer, franchise, profits, alternative minimum, license, withholding, employment, payroll, disability, excise, estimated, severance, stamp, occupation, real or personal property, environmental, alternative, or add-on minimum taxes or other taxes, customs, duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by or payable to any taxing jurisdiction, including interest and penalties impose with respect thereto.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Action	9.03
Acquirors	Preamble
Agreement	Preamble
Closing	2.01

Closing Date	2.02
Code	Recitals
Commitments	6.02
Compliance Procedures	8.06
Costs	9.03
Engagement Letter	6.06
Exchange	Recitals
Existing Funds	Recitals
GCP I	Recitals
GCP II	Recitals
GCP III	Recitals
GCPE	Recitals
GCPE LLP	Recitals
GCP Employee	7.01
GCP LLC	Recitals
Greenhill	Preamble
Greenhill Indemnified Party	9.03
Greenhill Shares	Recitals
GSAV	Recitals
GVP II	Recitals
Indemnified Party	9.03
Indemnifying Party	9.03
Intended Tax Treatment	Recitals
Investor Consent	4.01
Newco	Preamble
Newco Holdco	Preamble
Newco Indemnified Party	9.03
Newco Shares	Recitals
Newco (U.K.)	Recitals
New Funds	Recitals
New Manager	Preamble
Niehaus	Preamble
Non-Public Information	9.02
Office Space License	3.01
Senior Advisor Agreement	4.02
Separation Date	4.01
Services	3.01
Services Allocation	3.01
Transactions	Recitals
Transfer Taxes	8.15

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein”, “hereto” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to this Agreement or any other agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

ARTICLE 2
EXCHANGE; PRE-CLOSING AND CLOSING ACTIONS

Section 2.01. Exchange. Upon the terms and subject to the conditions of this Agreement, at the closing of the Exchange (the “Closing”), (a) Greenhill agrees to cause GCP LLC to deliver the Newco Shares to the Acquirors in exchange for delivery of the Greenhill Shares to Greenhill, and (b) the Acquirors agree to deliver the Greenhill Shares to Greenhill in exchange for delivery of the Newco Shares to the Acquirors. The number of Greenhill Shares to be delivered by each Acquiror and the number of Newco Shares to be delivered to each Acquiror at the Closing pursuant to Section 2.03 is set forth in Schedule 2.01.

Section 2.02. Pre-Closing Actions. On or prior to the date hereof (the “Closing Date”), but prior to the Closing, Greenhill and Newco, as applicable, shall take or cause to be taken the following actions:

(a) Greenhill shall cause (i) GCP LLC and New Manager to enter into the Management Agreements with respect to GCP I and GCP II and (ii) GVP LLC and New Manager to enter into the Management Agreement with respect to GSAV.

(b) Greenhill shall use its commercially reasonable efforts to cause each GCP Employee to be employed by New Manager.

(c) Greenhill shall cause GCP LLC and Newco Holdco to enter into the New Manager LLC Agreement.

(d) Greenhill shall cause the parties thereto to enter into the Contribution Agreement and to consummate the transactions contemplated thereby.

(e)  Greenhill and Newco Holdco shall enter into the License Agreement.

(f) Greenhill and Newco shall, or shall cause members of the Greenhill Group or Newco (U.K.), as applicable, to enter into the GCPE Operating Agreements and shall use commercially reasonable efforts to cause each GCP Employee or employee of the Greenhill Group, as applicable, to enter into the GCPE Operating Agreements.

(g) Newco Holdco or another member of the Newco Group shall make an offer of employment to each GCP Employee.

(h) Greenhill and Newco shall, or shall cause the applicable members of the Greenhill Group to, enter into the GP Agreement Amendments, the Non-Compete Amendments and the Sublease.

Section 2.03. Closing. Subject to and immediately after the completion of the pre-Closing actions set forth in Section 2.02, at the Closing:

(a) Greenhill shall cause GCP LLC to transfer, assign and deliver to the Acquirors the Newco Shares.

(b) The Acquirors shall transfer, assign and deliver to Greenhill the Greenhill Shares.

(c) Greenhill shall deliver or cause to be delivered resignations of each officer and director of Newco and Newco Holdco.

ARTICLE 3
INTERIM PERIOD

Section 3.01. Office Space License; Services. (a) During the Interim Period (and thereafter to the extent provided in Section 3.01(e)), subject to the remaining provisions of this Section 3.01, Greenhill shall (i) permit the Newco Group and New Manager to occupy the Greenhill office space described in Schedule 3.01(a)(i) and all common areas (including conference rooms and gym) to the same extent and in accordance with the past practices of Greenhill Capital Partners, as such office space may be reasonably modified by Greenhill subject to the approval of Newco, not to be unreasonably withheld (the “Office Space License”) and (ii) provide the services listed in Schedule 3.01(a)(ii) (the

“Services”) to the Newco Group and New Manager; provided that Greenhill shall not be obligated to continue to provide any particular Service if (x) Greenhill concurrently terminates or modifies the provision of such Service to all of its businesses and (y) Greenhill offers the Newco Group and New Manager the opportunity to obtain a replacement service (if and to the extent that Greenhill obtains or provides a replacement service to some or all of its businesses) from Greenhill on terms that are consistent with the cost allocation principles set forth in Schedule 3.01(a)(ii).

(b) Each of the Newco Group and New Manager shall bear its allocable share of the cost of the Services and the Office Space License, as determined in accordance with the principles set forth in Schedule 3.01(a)(ii) (the “Services Allocation”). The Services Allocation shall be payable as provided in Section 3.01(g) and shall be equitably adjusted on an annual basis to reflect (i) the ratio of GCP Employees to Greenhill Employees, (ii) the termination or modification of any Service as permitted by this Agreement and (iii) the entry into any Ancillary Agreement that provides for or replaces any Service or supersedes the Office Space License. In the event that there is more than one Separation Date, the parties shall revise the Services Allocation to reflect the factors set out in the preceding sentence.

(c) Greenhill may terminate (x) the Office Space License and (y) the provision of any or all of the Services upon 30 days’ notice to Newco Holdco and New Manager at any time after Greenhill terminates the License Agreement in accordance with its terms. In addition, Greenhill may terminate the provision of any or all of the Services that relate exclusively to the premises at 300 Park Avenue immediately upon the termination of the Office Space License with respect to the premises at 300 Park Avenue in accordance with Section 3.01(f)(i).

(d) Each of Newco Holdco and New Manager may terminate any Service upon 30 days’ notice to Greenhill; provided that Services designated as “Office Space License Services” in Schedule 3.01(a)(ii) may not be terminated by Newco Holdco or New Manager except in connection with the termination of the Office Space License with respect to the applicable premises in accordance with the terms of this Agreement. Neither the Newco Group nor New Manager may terminate the Office Space License, except as set forth in Section 3.01(f) below with respect to the premises at Berkeley Square.

(e) Unless earlier terminated pursuant to Section 3.01(c) or Section 3.01(d), all of the Services in respect of an Existing Fund shall terminate upon the six-month anniversary of the Separation Date for such Existing Fund, and all remaining Services (if any) shall terminate upon the six-month anniversary of the end of the Interim Period; provided that Greenhill shall continue to provide information technology and telecommunications Services with respect to the premises at 300 Park Avenue until the expiration of the Sublease in accordance with the terms thereof.

(f) The Office Space License shall terminate automatically (i) with respect to the premises at 300 Park Avenue, concurrently with the Sublease Effective Date and (ii) with respect to the premises at Berkeley Square, at the earlier of December 31, 2010 or upon three (3) months’ prior written notice, or such shorter notice period as is mutually agreed upon by the parties, to Greenhill.

(g) The Services Allocation shall be payable monthly. Greenhill shall provide invoices for other amounts payable by New Manager on a monthly basis, which shall be payable within 30 days.

Section 3.02. Operations of New Manager. Until the last Separation Date with respect to any Existing U.S. Fund, except as otherwise provided in the Management Agreements or the New Manager LLC Agreement:

(a) New Manager shall bear all of the costs and expenses associated with the operation of the Existing U.S. Funds.

(b) New Manager shall reimburse (without duplication) 100% of any expenditures incurred by the Greenhill Group related to (i) the operation of the Existing U.S. Funds and not reimbursed by the Existing U.S. Funds or (ii) the operations of New Manager.

(c) New Manager shall pay base compensation to the GCP Employees as agreed to by the parties. New Manager may pay bonuses to the GCP Employees in respect of 2010 and any subsequent calendar year, as determined by Niehaus in consultation with Greenhill. For the avoidance of doubt, no member of the Greenhill Group other than New Manager shall have any obligation in respect of any base, bonus and other compensation paid to the GCP Employees on and after January 1, 2010, and, except as set forth in clauses (d) and (e) below, all such compensation shall be funded solely by New Manager’s Net Income (as defined in the New Manager LLC Agreement), calculated without taking into account such compensation.

(d) With respect to calendar year 2009 only, (i) GCP Employees who are managing directors of Greenhill shall not receive any bonus in respect of calendar year 2009 and (ii) GCP Employees who are not managing directors of Greenhill shall be eligible to receive bonuses for calendar year 2009 determined by Greenhill in its sole discretion in consultation with Niehaus. All such bonuses in respect of 2009 shall be payable by the member of the Greenhill Group that employed the applicable GCP Employee prior to the Closing Date.

(e) Greenhill may, in its sole discretion, at the time of any Separation Date, elect to pay an additional bonus to any GCP Employee based on such employee’s contribution to a successful transition.

Section 3.03. Data Migration. During the Interim Period, all data relating to the operations of New Manager, the Newco Group and the Existing Funds, including all electronic mail, shall be maintained on servers of the Greenhill Group in accordance with past practices and Applicable Law. Greenhill and Newco Holdco shall use commercially reasonable efforts to jointly develop, as soon as practicable after the Closing Date, a plan providing for (i) the migration of such data relating to the operations of the Newco Group from servers of the Greenhill Group to servers of the Newco Group, to the extent necessary and (ii) continued access following each Separation Date to data on the Greenhill Group servers relating to the Existing Funds. Such plan shall take into account any adjustments to the Services Allocation that the parties deem appropriate as a result of the implementation thereof. Newco shall be responsible for all out-of- pocket costs and expenses relating to such data migration and access.

Section 3.04. Website. During the Interim Period, Greenhill shall maintain a section on its website at http://www.greenhill.com devoted to the Newco Group. For so long as Greenhill maintains such section, any information contained in such section regarding the Newco Group shall be subject to the prior written approval of Greenhill (such approval not to be unreasonably withheld or delayed). Greenhill shall, for as long as the License Agreement is in effect, maintain the “greenhillcapitalpartners.com” domain name and arrange for all traffic to that domain name to be redirected to the “gcpcapital.com” website owned by the Newco Group or such other website as may serve as the home page of the Newco Group.

Section 3.05. 18th Floor Modifications. Greenhill shall, as reasonably requested by Newco Holdco, renovate those portions of the 18th floor of the premises at 300 Park Avenue that are to be subleased to Newco Holdco pursuant to the Sublease, as identified in the floor plan attached thereto.

Section 3.06. New Manager and Newco Group Costs and Expenses. Without limitation of Section 3.01, Section 3.02 or Section 3.03, after the Closing Date, except as specifically provided in this Agreement or in the Ancillary Agreements, each of New Manager and the Newco Group shall bear all costs and expenses associated with its business and activities, including (in the case of the Newco Group) all costs and expenses relating to the raising and operating of the Future Funds and all costs and expenses relating to the Newco Employees (in their capacity as Newco Employees). If and to the extent that the Greenhill Group (including New Manager) incurs any cash disbursements on behalf of the Newco Group or related to the operations of the Newco Group, Newco Holdco shall reimburse 100% of any such expenditures unless this Agreement or the Ancillary

Agreements expressly provide that such expenditures shall be treated in a different manner.

Section 3.07. Continuing Application of Policies. Newco acknowledges that for so long as any GCP Employees remain employees of New Manager, the policies of the Greenhill Group, including policies regarding employment, expenses and compliance matters, will continue to apply to the GCP Employees.

ARTICLE 4
SEPARATION AND MANAGEMENT ARRANGEMENTS

Section 4.01. Separation Dates. (a) Greenhill, Newco and New Manager agree to consult with one another from time to time to determine at what date it shall be advisable to effect a separation of the GCP Employees with respect to each Existing Fund from Greenhill and New Manager. It is currently anticipated that such date(s) (each, a “Separation Date”) are likely to occur no later than (i) with respect to GCP I, GCP II and GSAV, March 31, 2011, and (ii) with respect to GCPE, June 30, 2012. The parties acknowledge that, depending on the timing of receipt of the Investor Consents and any other required consents and approvals (including, to the extent required, registration by each Newco Advisor with the SEC and by Newco (U.K.) with the FSA), there may be a different Separation Date for each Existing Fund.

(b) As promptly as practicable following the joint determination of a prospective Separation Date with respect to any Existing Fund, Greenhill, the applicable member of the Newco Group and New Manager shall, or shall cause the general partner of such Existing Fund to, send a communication to each limited partner in such Existing Fund informing such limited partner, to the extent determined necessary or advisable by Greenhill in consultation with Niehaus, of the transactions contemplated by this Agreement and the Ancillary Agreements and requesting the applicable consent of such limited partner, to the extent determined necessary or advisable by Greenhill in consultation with Niehaus, in connection with the consummation thereof (each such consent, an “Investor Consent”). The requirements applicable to the Investor Consent with respect to each Existing Fund are set forth in Schedule 4.01. Greenhill, Newco, Newco Holdco and New Manager shall use, and cause their respective Affiliates to use, their commercially reasonable efforts to cooperate to obtain the Investor Consents; provided that in no event shall any member of the Greenhill Group, any member of the Newco Group or New Manager be required to pay any amounts (including any “consent fees” or similar inducements) or agree to any reductions or waivers of, or concessions with respect to, the Existing Fund Fees or the carried interest or other incentive fees with respect to any Existing Fund.

Section 4.02. Separation Date Events. Subject to the conditions set forth in Section 4.03:

(a)  On the Separation Date for GCP I:

(i) New Manager shall assign the GCP I Management Agreement to a Newco Advisor in accordance with Section 8.06(b) thereof;

(ii) each GCP Employee identified as a “GCP I/II Employee” on Schedule 7.01 (other than Niehaus) shall enter into a Separation Agreement (unless such GCP Employee has already entered into a Separation Agreement);

(iii) the Newco Group shall make an offer of employment to each GCP I/II Employee (unless such GCP I/II Employee is already an employee of the Newco Group) on such terms as may be agreed between the Newco Group and such GCP I/II Employee; provided that such offer of employment shall be (x) on terms and conditions that are, in the aggregate, no less favorable to such employee than the terms and conditions of such employee’s employment with New Manager immediately prior to such offer of employment and (y) contingent upon the execution and delivery to Greenhill by such GCP I/II Employee of a Separation Agreement; and

(iv) Greenhill shall release or cause to be released any and all Greenhill Liens on the Existing Fund Fees with respect to GCP I.

(b)  On the Separation Date for GCP II:

(i) New Manager shall assign the GCP II Management Agreement to a Newco Advisor in accordance with Section 8.06(b) thereof;

(ii) each GCP Employee identified as a “GCP I/II Employee” or an “Administration Employee” on Schedule 7.01 (other than Niehaus) shall enter into a Separation Agreement (unless such employee has already entered into a Separation Agreement);

(iii) the Newco Group shall make an offer of employment to each GCP I/II Employee and each Administration Employee identified in Schedule 7.01 (unless such GCP Employee is already an employee of the Newco Group), in each case, on such terms as may be agreed between the Newco Group and such employee; provided that such offer of employment shall be (x) on terms and conditions that are, in the aggregate, no less favorable to such employee than the terms and conditions of such employee’s employment with New Manager immediately prior to such offer of employment and (y) contingent upon the execution and delivery to Greenhill by such GCP I/II Employee of a Separation Agreement; and

(iv) Greenhill shall release or cause to be released any and all Greenhill Liens on the Existing Fund Fees with respect to GCP II.

(c)  On the Separation Date for GSAV:

(i) New Manager shall assign the GSAV Management Agreement to a Newco Advisor in accordance with Section 8.06(b) thereof;

(ii) each GCP Employee identified as a “GSAV Employee” on Schedule 7.01 shall enter into a Separation Agreement (unless such employee has already entered into a Separation Agreement);

(iii) the Newco Group shall make an offer of employment to each GSAV Employee (unless such GSAV Employee is already an employee of the Newco Group) on such terms as may be agreed between the Newco Group and such GSAV Employee; provided that such offer of employment shall be (x) on terms and conditions that are, in the aggregate, no less favorable to such employee than the terms and conditions of such employee’s employment with New Manager immediately prior to such offer of employment and (y) contingent upon the execution and delivery to Greenhill by such GSAV Employee of a Separation Agreement; and

(iv) Greenhill shall release or cause to be released any and all Greenhill Liens on the Existing Fund Fees with respect to GSAV.

(d)  On the Separation Date for GCPE:

(i) each GCP Employee identified as “GCPE Employee” on Schedule 7.01 shall enter into a Separation Agreement;

(ii) the Newco Group shall make an offer of employment (or partnership, as applicable) to each GCPE Employee (unless such GCPE Employee is already an employee of the Newco Group) on such terms as may be agreed between the Newco Group and such GCPE Employee; provided that such offer of employment or partnership shall be (x) on terms and conditions that are, in the aggregate, no less favorable to such employee than the terms and conditions of such employee’s employment or partnership with New Manager immediately prior to such offer of employment or partnership, as applicable, and (y) contingent upon the execution and delivery to Greenhill by such GCPE Employee of a Separation Agreement;

(iii) Greenhill and Newco shall cause the Amended and Restated Limited Liability Partnership Agreement of GCPE LLP to be amended to grant voting control of GCPE LLP to the Newco Group (subject to customary minority protections for the Greenhill Group); and

(iv) Greenhill shall release or cause to be released any and all Liens on the Existing Fund Fees with respect to GCPE.

(e) Without limitation of the foregoing, on the first Separation Date, Greenhill and Niehaus shall enter into the Senior Advisor Employment and Non-Competition Agreement substantially in the form attached hereto as Exhibit B (the “Senior Advisor Agreement”).

Section 4.03. Conditions to Each Party’s Obligations. (a) The obligations of Greenhill, New Manager and Newco Holdco under Section 4.02 and the obligations of Niehaus under Section 4.02(e) shall be subject to the satisfaction or waiver of the following conditions (as of each Separation Date):

(i)  The requisite Investor Consent shall have been obtained;

(ii) To the extent required, any consents by any Governmental Authority shall have been obtained;

(iii) No provision of any Applicable Law shall prohibit the consummation of the transactions contemplated to be entered into pursuant to Section 4.02 on such Separation Date; and

(iv) There shall not be instituted or pending any action or proceeding by or before any Governmental Authority which seeks to (A) make the transactions to be entered into pursuant to Section 4.02 on such Separation Date illegal or otherwise challenge, restrain or prohibit the consummation of such transactions or (B) cause such transactions to be rescinded following consummation.

(b) In addition to the conditions set forth in Section 4.03(a), Greenhill’s and New Manager’s obligations under Section 4.02 (including with respect to the Management Agreements) shall be subject to the satisfaction or waiver by Greenhill of the following conditions (as of each Separation Date):

(i) Greenhill shall not have terminated the License Agreement in accordance with the terms thereof;

(ii) (A) Prior to the first Separation Date, no event shall have occurred that (had a Management Agreement been in effect on the date of the occurrence of such event) would have permitted Greenhill to terminate any Management Agreement and (B) after the first Separation Date, Greenhill shall not have terminated any Management Agreement in accordance with the terms thereof;

(iii)  No Key Person Event shall have occurred;

(iv) With respect to the Separation Date for each Existing U.S. Fund, the applicable Newco Advisor, to the extent required, shall have registered as an investment adviser with the SEC under the Advisers Act and shall have delivered a copy to Greenhill of its Form ADV (part II) in a form reasonably acceptable to Greenhill;

(v)  With respect to the Separation Date for GCPE, Newco (U.K.) shall have registered with the FSA; and

(vi) Greenhill shall have received copies of the Compliance Procedures in a form reasonably acceptable to Greenhill, it being understood and agreed that Compliance Procedures that are substantially similar to those in existence for Greenhill Capital Partners on the date hereof shall be deemed to be acceptable for these purposes.

Section 4.04. Alternative Arrangements. In the event that the requisite Investor Consent for any Existing Fund is not obtained, the agreements and other arrangements contemplated by Article 3 shall continue, mutatis mutandis, as though the Interim Period were still in effect, subject to such adjustments as may be necessary to reflect any changes in the ratio of GCP Employees to Greenhill Employees or services required.

Section 4.05. Transfer of Remaining Common Units of New Manager. As soon as reasonably practicable after the last Separation Date, Greenhill shall cause GCP LLC to transfer, assign and deliver to Newco Holdco, free and clear of any Liens other than those arising under the New Manager LLC Agreement, the 76 Common Units in New Manager held by GCP LLC, for no additional consideration. Effective concurrently with such transfer, Newco Holdco shall cause the New Manager LLC Agreement to be amended to remove the word “Greenhill” from the name of New Manager, and shall cause New Manager to cease using the “Greenhill” mark for any purpose whatsoever.

ARTICLE 5
OTHER AGREEMENTS WITH RESPECT TO EXISTING FUNDS

Effective as of the Closing, and notwithstanding the subsequent occurrence (or non-occurrence) of any Separation Date, Greenhill and Newco Holdco agree as follows with respect to the Existing Funds:

Section 5.01. Investment Committees. The investment committees for the Existing Funds shall remain unchanged following the Closing Date and each Separation Date until all of the investments in the applicable Existing Fund have been liquidated. In the event of a vacancy on the investment committee of any Existing Fund prior to the liquidation of all of such Existing Fund’s investments, such vacancy shall be filled in accordance with the terms of the limited partnership agreement of such Existing Fund or other applicable agreement.

Section 5.02. Existing Fund Fees. None of Greenhill, Newco Holdco or New Manager shall (i) enter into any fee waivers or other agreements to reduce, defer, or forego any Existing Fund Fees or (ii) except as set forth in Schedule 5.02, permit the incurrence of, or suffer to exist, any Liens on the Existing Fund Fees. Notwithstanding the foregoing, if and to the extent that New Manager incurs any expense, or loses any Existing Fund Fees, as a result of the exercise by any party of rights in respect of any Lien on the Existing Fund Fees relating to the indebtedness of the Greenhill Group, including any Lien permitted under this Section 5.02, Greenhill shall promptly reimburse New Manager in full for such expense or lost Existing Fund Fees.

ARTICLE 6
NEW FUNDS

Section 6.01. Use of Track Record. (x) Prior to the first Separation Date, subject to Greenhill’s prior written consent (not to be unreasonably withheld) and (y) thereafter, subject to consultation with Greenhill with respect to any written materials relating to the New Funds (including any offering memorandum, presentation, annual report, or similar materials, whether in hard or soft copy), the Newco Group shall have the exclusive, non-assignable right (subject to Applicable Law) to use or disclose the investment track record of each Existing Fund; provided that, in each case, Greenhill may at all times use or disclose the investment track record of such Existing Fund in connection with the business of such Existing Fund. From the Closing Date, Newco Group shall have the non- exclusive, non-assignable right (subject to Applicable Law) to use or disclose the investment track record of GHL Acquisition Corp. It is understood and agreed that Greenhill makes no representation or warranty with respect to any legal or regulatory restrictions on the use of the track record or similar information by the Newco Group or any Newco Employee.

Section 6.02. Greenhill Commitments. (a) Subject to the conditions set forth in Section 6.02(b), Greenhill commits to invest, as a limited partner, (i)  $5 million in GCP III and (ii) $2.5 million in GVP II (the “Commitments”).

(b) Each Commitment shall be subject to the satisfaction or waiver by Greenhill of the following conditions:

(i) (A) In the case of the Commitment to GCP III, a minimum first closing of $250 million, and (B) in the case of the Commitment to GVP II, a minimum first closing of $50 million.

(ii) The terms and conditions of the limited partnership agreement, subscription agreement and other fund documents for GCP III or GVP II, as applicable (including, without limitation, (x) the “key person” provisions thereof and (y) the investment mandate thereof), shall be reasonably satisfactory to Greenhill (it being understood and agreed that terms and conditions which are substantially similar to those of GCP II (in the case of GCP III) or GSAV (in the case of GVP II) shall be deemed to be satisfactory for these purposes).

(c) Prior to the entry into a definitive subscription agreement or other definitive documentation for such Commitment, each Commitment shall terminate automatically and be of no further force or effect upon the earlier to occur of (i) the termination by Greenhill of the License Agreement or any Management Agreement in accordance with the terms thereof and (ii) the death or Disability of Niehaus.

(d) Without limitation of Section 6.02(c), if a first closing for the applicable New Fund meeting the requirements set forth in Section 6.02(b)(i)(A) or (B) (as applicable) has not occurred prior to the date that is two years after the Closing Date, then Greenhill’s Commitment to such New Fund shall automatically terminate and be of no further force or effect.

Section 6.03. Fees. The Newco Group shall be entitled to collect all management, monitoring, transaction, investment and other fees for the New Funds. Greenhill’s investments in the New Funds (including any commitments in excess of the amount of the Commitments) shall not be subject to any management or similar fees or carried interest or other incentive fees.

Section 6.04. Carried Interest. Greenhill shall be entitled to receive, pursuant to the definitive documentation for the New Funds, (a) 5% of the aggregate carried interest in respect of all investments made by the New Funds and (b) an additional 5% of the aggregate carried interest with respect to each investment made by a New Fund in which a Greenhill Employee, in the reasonable judgment of Niehaus, plays a material role in originating the investment or, if requested by Niehaus, in the oversight of the investment.

Section 6.05. Investment Committees. Greenhill shall have the right to designate one member of the investment committee for each of GCP III and GVP II. Such investment committees shall consist of (a) at least five members in the case of GCP III and (b) at least four members in the case of GVP II. Decisions of the investment committees shall be made by majority vote.

Section 6.06. Placement Agent. Newco agrees to cause the Newco Group to engage Greenhill’s fund placement group as the exclusive placement agent for the New Funds for a placement fee in the amount of 1.5% of the amount of any commitments received from investors other than those who invested in the respective Existing Fund, payable in eight quarterly installments following the fund closing date(s) with respect to such commitments, and otherwise on the terms set forth in an engagement letter agreed to by the parties (the “Engagement Letter”).

ARTICLE 7
CERTAIN EMPLOYEE MATTERS

Section 7.01. Interim Period. (a) Each Greenhill Capital Partners employee as of the date hereof (each, a “GCP Employee”) is listed in Schedule 7.01. Schedule 7.01 shall be amended from time to time during the Interim Period (without the consent of any party hereto) to reflect (i) the hiring of new GCP Employees in accordance with Section 7.03 and/or (ii) the termination of the employment (including pursuant to a Separation Date) or death of any GCP Employee.

(b) Except as otherwise contemplated by this Agreement or the Ancillary Agreements, each GCP Employee shall remain an employee of New Manager and shall retain only his or her existing rights and responsibilities with regard to the business of the Existing Funds until the Separation Date upon which such GCP Employee ceases to be an employee of New Manager. For the avoidance of doubt, (x) subject to Section 7.01(c), each GCP Employee may also be concurrently employed by the Newco Group during such period and (y) all GCP Employees shall continue to be employed at will and New Manager shall retain the right to make any and all decisions in respect of employment matters (in consultation with Niehaus).

(c) To the extent that any GCP Employees are also Newco Employees during the Interim Period, Newco Holdco covenants that the duties and obligations of such Newco Employees (in their capacity as such) shall be consistent with the continued management, operation and advising of the Existing

Funds by the GCP Employees (in their capacity as such), consistent with the past practices of Greenhill Capital Partners, the requirements of the organizational and offering documents of the Existing Funds, and customary private equity and venture capital industry standards in the United States (and, in the case of GCPE, Europe).

Section 7.02. Restricted Stock Units. Existing grants of Greenhill restricted stock units shall continue to vest for each GCP Employee in accordance with their terms for so long as such GCP Employee is employed by New Manager. GCP Employees (including new GCP Employees hired in accordance with Section 7.03) shall not receive any additional Greenhill restricted stock unit grants after the Closing Date.

Section 7.03. New GCP Employees. Employees of New Manager who are hired by Niehaus (in consultation with Greenhill) after the Closing Date and prior to the earlier of (i) the first closing of GCP III and (ii) the first closing of GVP II shall become employees of New Manager and shall be compensated as provided in Section 3.02(c). For the avoidance of doubt, any such employees (A) shall be deemed to be GCP Employees for all purposes under this Agreement and the Ancillary Agreements and (B) subject to Section 7.01(c), may also be concurrently employed by the Newco Group.

Section 7.04. Newco Employee Undertakings. Any Newco Employee who is not a party to this Agreement (as an Acquiror) or to a Separation Agreement (as a former GCP Employee) shall, as a condition to his or her employment by the Newco Group, execute and deliver to Greenhill a written undertaking to be bound by the provisions of Sections 8.01, 8.03, 8.04 and 8.05 as though he or she were a party to this Agreement; provided that no such undertaking shall be required for any Newco Employee hired on or after the second anniversary of the Closing Date.

ARTICLE 8
OTHER COVENANTS AND AGREEMENTS

Section 8.01. Confidentiality. (a) With respect to any Greenhill Proprietary Information or Existing Fund Confidential Information, each of Newco and the Acquirors agrees that he, she or it shall, and Newco shall cause the Newco Group and each Newco Employee to: (i) hold such Greenhill Proprietary Information or Existing Fund Confidential Information in strict confidence; (ii) undertake measures to protect such Greenhill Proprietary Information or Existing Fund Confidential Information from any disclosure or use not expressly authorized under Section 8.01(b); and (iii) not disclose such Greenhill Proprietary Information or Existing Fund Confidential Information to any Person (except, in each case, as expressly provided in Section 8.01(b)).

(b) The Newco Group and its representatives may: (i) disclose Existing Fund Confidential Information to Newco Employees who are bound by the confidentiality provisions in Section 8.01(a) and this Section 8.01(b); (ii) disclose or use Existing Fund Confidential Information in the ordinary and prudent course of the Newco Group’s investment management business and the management of the business of the Existing Funds, consistent with the past practices of Greenhill Capital Partners (such as disclosure to third parties involved in executing deals, e.g., lenders and regulatory agencies) and in accordance with the organizational and offering documents of the applicable Existing Fund and the provisions of the Management Agreements; (iii) disclose any information as required by Applicable Law; provided that, in the case of this clause (iii), Newco shall give reasonable advance notice to Greenhill so that Greenhill may seek a protective order limiting any such disclosure; and (iv) disclose or use Existing Fund Confidential Information in connection with raising funds for the Future Funds. For the avoidance of doubt, nothing in this Section 8.01(b) is intended to limit or otherwise modify in any respect any confidentiality obligations under the organizational and offering documents of the Existing Funds.

(c) With respect to any Newco Confidential Information acquired by any member of the Greenhill Group or any of its representatives prior to the Closing Date or provided to a member of the Greenhill Group or its representatives pursuant to this Agreement or any Ancillary Agreement, Greenhill shall, and shall cause each member of the Greenhill Group and each Greenhill Employee to, (i) cause such Newco Confidential Information to be held in strict confidence; (ii) undertake measures to protect such Newco Confidential Information from any disclosure or use not expressly authorized under Section 8.01(d); and (iii) not disclose such Newco Confidential Information to any Person (except, in each case, as expressly provided in Section 8.01(d)).

(d) A member of the Greenhill Group or its representatives may disclose Newco Confidential Information (i) to Persons who need to know such information and who are bound by confidentiality obligations with respect to such information; (ii) that is available to the general public or generally available within the relevant business or industry, in each case, other than as a result of the action of any Person bound by confidentiality obligations hereunder; or (iii) as required by Applicable Law; provided that, in the case of this clause (iii), Greenhill shall give reasonable advance notice to Newco so that the Newco may seek a protective order limiting any such disclosure.

Section 8.02. Non-Competition. For a period of five years following the Closing Date, Greenhill agrees that neither Greenhill nor any other member of the Greenhill Group shall sponsor, either directly or indirectly, any new private equity or venture capital fund having an investment mandate focused principally on U.S., U.K. or continental Europe target investments, including by licensing or sublicensing the “Greenhill” mark for use by any such fund (it being understood and agreed that nothing herein shall be construed to prohibit or restrict in any way (x) the conduct of Greenhill’s financial advisory business, (y) investments by Greenhill’s officers, directors and employees as limited partners in private equity or venture capital funds that are sponsored by Persons other than the Greenhill Group or (z) Greenhill’s existing commitments as of the date of this Agreement to (1) the Existing Funds and (2) funds sponsored by Barrow Street Capital LLC or its Affiliates).

Section 8.03. Non-Solicitation; No-Hire. For a period of two years following the Closing Date, without first obtaining the other party’s consent:

(a) Greenhill shall not, and shall cause the other members of the Greenhill Group and the Greenhill Employees not to, employ or solicit for employment any Newco Employee (except to the extent of the services provided by such persons pursuant to the terms of this Agreement and the Ancillary Agreements).

(b) Newco shall not, and shall cause the other members of the Newco Group and the employees of the Newco Group not to, employ or solicit for employment any employee of the Greenhill Group (other than the GCP Employees).

Section 8.04. Non-Disparagement. (a) Greenhill shall not, and shall cause the other members of the Greenhill Group and the employees of the Greenhill Group (other than the GCP Employees) not to, make, directly or indirectly, any negative, derogatory or disparaging comment, whether written, oral or in electronic format, to (x) any reporter, author, producer or similar Person, (y) any general public media in any form (including books, articles or writings of any other kind, as well as film, videotape, audio tape, computer/Internet format or any other public medium), or (z) a limited partner of any Existing Fund or any New Fund, or any Person (including any investor in an investment fund) known by Greenhill to be a client of any entity in the Newco Group that, in the case of each of clauses (x), (y) and (z), concerns directly or indirectly the Newco Group, the Newco Group’s business or operations, or any of the Newco Group’s employees, officers or directors.

(b) Each of Newco and each Acquiror shall not, and Newco shall cause the other members of the Newco Group and the employees of the Newco Group not to, make, directly or indirectly, any negative, derogatory or disparaging comment, whether written, oral or in electronic format, to (x) any reporter, author, producer or similar Person, (y) any general public media in any form (including, without limitation, books, articles or writings of any other kind, as well as film, videotape, audio tape, computer/Internet format or any other public medium), or (z) a limited partner of any Existing Fund or any New Fund, or any Person (including any investor in an investment fund) known by the Newco Group or the

Acquirors to be a client of the Greenhill Group that, in the case of each of clauses (x), (y) and (z), concerns directly or indirectly the Greenhill Group, the Greenhill Group’s business or operations, or any of the Greenhill Group’s employees, officers or directors.

Section 8.05. Specific Performance. The parties agree that money damages would not be an adequate remedy for any breach of the covenants set forth in Section 8.01 (Confidentiality), Section 8.02 (Non-Competition), Section 8.03 (Non-Solicitation; No-Hire) or Section 8.04 (Non-Disparagement). Therefore, in the event of a breach or threatened breach of Section 8.01, 8.02, 8.03 or 8.04 by Newco or any Acquiror, on the one hand, or by Greenhill, on the other hand, (x) Newco (in the case of a breach or threatened breach by Greenhill and (y) Greenhill (in the case of a breach or threatened breach by Newco or any Acquiror) shall be entitled to seek immediate injunctive relief and to enforce specifically the performance of such provision in any court of competent jurisdiction, in addition to any other remedy to which such party or parties are entitled at law or in equity. For the avoidance of doubt, nothing in this Section 8.05 is intended to provide any Acquiror with the right to specifically enforce any provision hereof.

Section 8.06. Adoption of Internal Policies. The Newco Group shall adopt and implement internal policies and procedures, at least as extensive as the past practices of Greenhill Capital Partners, for supervision of employees in relation to conflicts of interest and regulatory matters, and such other policies and procedures as are (i) required under Applicable Law, including the Advisers Act, the USA Patriot Act, and privacy laws and regulations, (ii) appropriate for firms registered under the Advisers Act that are comparable to those of the Newco Group, including with respect to electronic communications, information security, business continuity planning and disaster recovery and (iii) necessary or desirable to ensure compliance with the provisions of Section 8.01 (the items referred to in (i)—(iii), collectively, the “Compliance Procedures”). Newco shall provide copies of (x) any new Compliance Procedures and (y) any amendments, supplements, waivers or other modifications to the Compliance Procedures to Greenhill within ten (10) Business Days of the adoption thereof.

Section 8.07. Maintenance of Books and Records. The Newco Group shall maintain all books and records required to be maintained by the Advisers Act and other Applicable Law and shall maintain, in compliance with the Advisers Act and other Applicable Law, any copies of work product, books and records relating to the Existing Funds in its possession. Greenhill shall have the right to inspect and copy on reasonable notice during business hours any and all books and records maintained by the Newco Group with respect to the Existing Funds or the New Funds.

Section 8.08. Assistance. Each of the Newco Group and the Greenhill Group shall, and shall cause the Newco Employees (in the case of the Newco Group) and the Greenhill Employees (in the case of the Greenhill Group) to, provide all information and other assistance reasonably requested by Greenhill or Newco (as applicable) to prepare reports relevant to, and shall cooperate with Greenhill or Newco (as applicable) to assist in, any investigation, regulatory matter (including any routine audit or other examination), lawsuit or arbitration in which a member of the Greenhill Group or the Newco Group or any Existing Fund is a subject, target or party (other than a lawsuit or arbitration between a member of the Greenhill Group, on the one hand, and a member of the Newco Group, on the other hand). Out-of-pocket expenses of the assisting party or its employees with respect to the foregoing shall be reimbursed by the requesting party.

Section 8.09. Information Rights. Newco shall provide to Greenhill (a) quarterly and annual reports (consistent with past practices) and any other communications or performance reports sent to limited partners of the Existing Funds or the New Funds (including any communications sent to subcategories of such limited partners, (b) the information set forth in Schedule 8.09 within the time periods set forth in Schedule 8.09, (c) prompt notice of any claim made against the general partner of any Existing Fund for which such general partner or manager is reasonably likely to be responsible and (d) such other information relating to the Existing Funds or the New Funds as Greenhill may from time to time reasonably request. Newco shall meet with Greenhill at Greenhill’s reasonable request (and at least quarterly) regarding the affairs of the Existing Funds and the New Funds.

Section 8.10. Notice of Changes in Ownership of Newco. The initial direct and indirect equity ownership of Newco is set forth in Schedule 8.10. Newco shall notify Greenhill promptly in writing of any direct or indirect change (including the issuance or repurchase of any interest therein) in the direct or indirect ownership of Newco, other than a change resulting from a transfer of ownership interests by an individual to his or her spouse and/or descendants or a trust the sole beneficiaries of which are such individual, his or her spouse and/or descendants; provided that such individual does not transfer (and retains sole control over) all voting rights related to such transferred interest. Newco’s obligations under this Section shall expire upon the termination of the License Agreement in accordance with its terms.

Section 8.11. Notice of Certain Events. Newco shall notify Greenhill promptly in writing of any of the following:

(a) the occurrence of (i) any Key Person Event hereunder, (ii) any “key person event” (or similar concept) under the organizational documents of any Existing Fund or New Fund or (iii) any event described in Section 8.12(a) or (b);

(b) the resignation of any managing director-level employee of the Newco Group;

(c) any inquiry or investigation (whether formal or informal) from the SEC or any other Governmental Authority;

(d) the receipt of any written complaint from a limited partner in any Existing Fund;

(e) any material violation by any member of the Newco Group, or the receipt of any written allegation of any material violation by any member of the Newco Group, of the Advisers Act or the rules and regulations promulgated thereunder;

(f) any default by a limited partner in any Existing Fund that remains uncured for 10 days; and

(g) the adoption or implementation by the Newco Group of any health, welfare, retirement or other benefit plan for the Newco Employees.

Section 8.12. Certain Events. If, after the Closing Date, (a) Brian Phillips ceases to be actively involved in the management of GCPE for any reason (including as a result of his death or Disability) or (b) Steve Brotman and/or Brian Hirsch cease to be actively involved in the management of GSAV for any reason (including as a result of their death or Disability), then Newco and Greenhill agree to consult with each other and cooperate in good faith to determine whether any amendments or modifications to this Agreement or any Ancillary Agreement or any supplemental agreements or arrangements are necessary or advisable in order to provide for the continued management of GCPE or GSAV, as applicable. Any such amendments, modifications, agreements or arrangements shall be, to the extent reasonably practicable, consistent with the terms and original intent of this Agreement and the Ancillary Agreements.

Section 8.13. Public Announcements. Greenhill and Newco agree to consult with each other before issuing any press release or making any public statement with respect to this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby (including any press release or public statement in connection with the Separation Date(s)) and, except for any press releases and public announcements the making of which may be required by Applicable Law or any listing agreement with any national securities exchange, will not issue any such press release or make any such public statement prior to such consultation.

Section 8.14. Investor Communications. Greenhill and Niehaus shall jointly agree on communications materials and programs to be provided to existing investors in the Existing Funds, prospective investors in the New Funds and the GCP Employees with respect to the transactions contemplated hereby.

Section 8.15. Tax Matters. (a) Intended Tax Treatment. The parties agree to, and to cause their direct and indirect subsidiaries to, file all tax returns, prepare all financial statements, and for all other purposes treat the Transactions in a manner consistent with the Intended Tax Treatment.

(b) Pre-Closing Tax Obligations. Greenhill shall pay or cause to be paid all Pre-Closing Taxes, other than Transfer Taxes (as defined below), and Newco or Newco Holdco shall pay or cause to be paid all Taxes of the Newco Group other than Pre-Closing Taxes.

(c) Transfer Taxes. All excise, sales, use, value added, registration, stamp, recording, documentary, conveyancing, property, transfer and similar Taxes (collectively, “Transfer Taxes”) incurred in connection with the transactions contemplated by this Agreement shall be borne equally by the Newco Group and Greenhill. The Newco Group and Greenhill shall cooperate in providing each other with any appropriate resale exemption certifications and other similar documentation.

(d) Cooperation. Greenhill shall provide Newco with such information as is reasonably necessary to determine in a timely manner (i) the adjusted bases (for Tax purposes) of the properties of the Newco Group as of the Closing Date and (ii) the earnings and profits (for Tax purposes) of Newco as of the Closing Date.

ARTICLE 9
REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION

Section 9.01. Representations and Warranties of Greenhill. Greenhill represents and warrants to each Acquiror that (a) each of Greenhill, Newco, Newco Holdco, Newco (U.K.) and New Manager is a legal entity, duly organized and validly existing under the laws of its jurisdiction of organization, (b) the execution, delivery and performance of this Agreement and each Ancillary Agreement to which any member of the Greenhill Group is or is to be a party and the consummation of the transactions contemplated hereby and thereby (i) has been duly authorized by all necessary action on the part of such member of the Greenhill Group and (ii) shall not violate or result in a breach of or default under (A)  the organizational documents of such member of the Greenhill Group, (B) except as would not have a material and adverse effect on its ability to consummate the transactions contemplated hereby and thereby, any other agreement to which such member of the Greenhill Group is a party or (C) any Applicable Law that would materially limit or affect the performance of such member of the Greenhill Group’s duties under this Agreement or such Ancillary Agreement, as applicable, (c) each of this Agreement and each Ancillary Agreement to which any member of the Greenhill Group is or is to be a party, when executed (and assuming the authorization, execution and delivery thereof by each other party thereto that is not a member of the Greenhill Group), has been or shall be (as applicable) validly executed and delivered on its behalf and is a valid and binding agreement of such member of the Greenhill Group, enforceable in accordance with its terms, (d) Greenhill is the record and beneficial owner of the Newco Shares, free and clear of any Lien, and shall transfer and deliver the Newco Shares to the Acquirors on the Closing Date free and clear of any Lien, (e) upon the consummation of the transactions contemplated by the Contribution Agreement, prior to the Closing, (i) Newco Holdco shall be the record and beneficial owner of 24 Common Units and one Preferred Unit in New Manager, free and clear of any Lien, (ii) GCP LLC shall be the record and beneficial owner of 76 Common Units in New Manager and (iii) the only issued and outstanding equity interests in New Manager shall be as described in the foregoing clauses (i)  and (ii) and as otherwise provided in the New Manager LLC Agreement, (f) since their respective dates of formation, none of Newco, Newco Holdco, Newco (U.K.) or New Manager has engaged in any activities other than in connection with or as contemplated by this Agreement and the Ancillary Agreements and (g) as of the Closing Date, none of Newco or any of its subsidiaries have any liabilities to which any of them, or to which any of their respective properties, are subject, other than (i) ordinary course liabilities incurred in connection with the organization of such Persons and (ii) obligations under this Agreement and the other Ancillary Agreements.

Section 9.02. Representations and Warranties of the Acquirors. (a) Each Acquiror represents and warrants to Greenhill that (i) he or she has full legal capacity to enter into this Agreement and any Ancillary Agreement to which he or she is or is to be a party, (ii) the execution, delivery and performance of this Agreement and each Ancillary Agreement to which such Acquiror or any member of the Newco Group is or is to be a party and the consummation of the transactions contemplated hereby and thereby shall not violate (A) except as would not have a material and adverse effect on such Acquiror’s or such member of the Newco Group’s ability to consummate the transactions contemplated hereby and thereby, any agreement to which such Acquiror or such member of the Newco Group is a party or (B) any Applicable Law that would materially limit or affect the performance of such Acquiror’s or such member of the Newco Group’s duties under this Agreement or such Ancillary Agreement, as applicable, and (iii) each of this Agreement and each Ancillary Agreement to which such Acquiror or such member of the Newco Group is or is to be a party, when executed (and assuming the authorization, execution and delivery thereof by each other party thereto that is not a member of the Newco Group), has been or shall be (as applicable) validly executed and delivered on such Acquiror’s or such member of the Newco Group’s behalf and is a valid and binding agreement of such Acquiror or such member of the Newco Group, as applicable, enforceable in accordance with its terms and (iv) such Acquiror is the beneficial owner of the shares of Greenhill common stock set forth opposite such Acquiror’s name on Schedule 2.01, free and clear of any Lien, and shall transfer and deliver such shares to Greenhill on the Closing Date free and clear of any Lien.

(b) Each Acquiror represents and warrants to Greenhill that he is acquiring the Newco Shares for investment for his own account and not with a view to, or for sale in connection with, any distribution thereof. Such Acquiror (either alone or together with his advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Newco Shares and is capable of bearing the economic risks of such investment. Each Acquiror further represents and warrants to Greenhill that he is a sophisticated investor, and acknowledges that Greenhill is entering into this Agreement with such Acquiror in reliance on this representation and warranty and with such Acquiror’s understanding, acknowledgment and agreement that Greenhill and its Affiliates are privy to material non-public information with respect to the business, operations, pending transactions, financial condition, results of operations and prospects of Greenhill (collectively, the “Non-Public Information”), which Non-Public Information may be material to a reasonable investor, such as such Acquiror, when making investment decisions, including the decision to enter into this Agreement. Such Acquiror’s decision to enter into this Agreement is being made with full recognition and acknowledgment that Greenhill and its Affiliates are privy to the Non-Public Information, irrespective of whether such Non-Public Information has been provided to such Acquiror. Such Acquiror hereby waives any claim, or potential claim, that he has or may have against Greenhill, including, but not limited to, its respective officers, directors, shareholders, partners, successors and assigns, relating to such Person’s possession of Non-Public Information.

Section 9.03. Indemnification. (a) After the Closing, Greenhill hereby agrees to indemnify and hold harmless Newco and its Affiliates, partners, members, directors, officers, employees and agents (when acting in such capacity) and their respective predecessors, successors and assigns (the “Newco Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”), resulting from, arising out of or pertaining to the breach of any representations, warranties, covenants or agreements of any member of the Greenhill Group set forth in this Agreement or in any Ancillary Agreement to which such member of the Greenhill Group is or is to be a party

(other than the Management Agreements and any other Ancillary Agreement which expressly provides for indemnification by one or more of the parties thereto).

(b) After the Closing, Newco hereby agrees to indemnify and hold harmless Greenhill and its Affiliates, partners, members, directors, officers, employees and agents (when acting in such capacity) and their respective predecessors, successors and assigns (the “Greenhill Indemnified Parties”), against any Costs incurred in connection with any Action resulting from, arising out of or pertaining to (i) the breach of any representations, warranties, covenants or agreements of any Acquiror set forth in this Agreement or in any Ancillary Agreement to which an Acquiror is or is to be a party or (ii) the breach of any covenants or agreements to be performed by any member of the Newco Group at or after the Closing under this Agreement or any Ancillary Agreement to which such member of the Newco Group is or is to be a party (other than the Management Agreements and any other Ancillary Agreement which expressly provides for indemnification by one or more of the parties thereto).

(c)  Upon receipt by a party seeking indemnification under this Section 9.03 (the “Indemnified Party”) of actual notice of any third-party Action against such Indemnified Party with respect to which indemnity may be sought under this Agreement, such Indemnified Party shall promptly notify the party against whom indemnity is to be sought (the “Indemnifying Party”) in writing; provided, however, that failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability which it may have on account of this indemnity or otherwise, except to the extent the Indemnifying Party is materially prejudiced by such failure. The Indemnifying Party shall be entitled to participate at its own expense in the defense of any such Action and, if the Indemnifying Party so elects, the Indemnifying Party shall be entitled to assume the defense of such Action at its expense, including the employment of counsel (in which case the Indemnifying Party shall not thereafter be responsible for the fees, costs and expenses of any separate counsel retained by an Indemnified Party); provided, however, that such counsel shall be satisfactory to the Indemnified Party in the exercise of its reasonable judgment. Notwithstanding the foregoing, an Indemnified Party shall have the right to employ separate counsel satisfactory to the Indemnifying Party in the exercise of its reasonable judgment in the defense of an Action, and the Indemnifying Party shall bear the reasonable fees, costs and expenses of such separate counsel, if (i) the use of counsel chosen by the Indemnifying Party to represent the Indemnified Party would present such counsel with a conflict of interest; (ii) the representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them; (iii) the Indemnifying Party shall not have employed counsel satisfactory to the Indemnified Party in the exercise of the Indemnified Party’s reasonable judgment to represent the Indemnified Party, within a reasonable time after notice of the institution of such Action; (iv) the Indemnifying Party authorizes the Indemnified Party to employ separate counsel at the Indemnifying Party’s expense; or (v) the Indemnifying Party does not confirm in writing to Newco within 30 days of receiving such notice that it is assuming the defense of such Action. In no event shall the Indemnifying Party be responsible hereunder for the fees and expenses of more than one counsel for any Indemnified Party in connection with an Action in the same jurisdiction. The Indemnifying Party shall not, without the Indemnified Party’s prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any Action in respect of which indemnification may be sought hereunder (whether or not any Indemnified Party is a party thereto) unless such settlement, compromise, consent, or termination includes a release of each Indemnified Party from any liabilities arising out of such Action and only involves money damages but no other remedy or admission of any culpability. No Indemnified Party seeking indemnification, reimbursement or contribution under this Agreement shall, without prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any Action. Notwithstanding anything to the contrary, the assumption by the Indemnifying Party of the defense of any Action shall be without prejudice and shall not be construed as a waiver of the Indemnifying Party’s right to assert that the applicable Indemnified Party(ies) is not entitled to indemnification or expense reimbursement pursuant to the terms hereof.

(d) This Section 9.03 shall survive the termination of this Agreement and the Ancillary Agreements.

Section 9.04. Actions of New Manager. Notwithstanding anything to the contrary in this Agreement or in any Ancillary Agreement, including Articles 8 and 9 hereof, no member of the Greenhill Group shall be responsible for, or have any indemnification obligations with respect to, any action or omission by New Manager (including any breach of this Agreement or any Ancillary Agreement arising at or after the Closing) that is not (a) expressly approved by (i) New Manager’s Board of Managers or (ii) a member of the Greenhill Group or a Greenhill Employee having the authority to approve such action or omission or (b) otherwise directly attributable to a member of the Greenhill Group or a Greenhill Employee.

ARTICLE 10
MISCELLANEOUS

Section 10.01. Effectiveness. The provisions of Article 1, Article 2, Section 6.01, Article 8 (other than Section 8.02 thereof), Article 9 and this Article 10 shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto. The provisions of Article 3, Article 4, Article 5, Sections 6.02—6.06, Article 7 and Section 8.02 shall not become effective until the Closing.

Section 10.02. Amendments and Waivers. (a) Any provision of this Agreement (including the Schedules, Exhibits and other attachments hereto) may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by Greenhill and Newco or, in the case of a waiver, by each party against whom the waiver is to be effective (provided that, in the case of a waiver that is to be effective against Newco, Newco Holdco and/or any Acquiror, only the consent of Newco (and not the consent of Newco Holdco or such Acquiror) shall be required). Notwithstanding the foregoing, prior to the Closing, this Agreement may not be amended, and no provision of this Agreement may be waived, without the consent of the Acquirors.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 10.03. Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense. Notwithstanding the foregoing, the Acquirors shall (or shall cause Newco to) reimburse Greenhill for fees payable to Governmental Authorities, registered agents and service companies in connection with the formation of Newco, Newco Holdco and Newco (U.K.).

Section 10.04. Further Assurances. After the Closing Date, Greenhill, Newco, Newco Holdco and each Acquiror shall use their reasonable best efforts to do all things, take all actions and execute all documents reasonably necessary to implement and give effect to the arrangements contemplated hereby.

Section 10.05. Notices. All notices, requests and other communications to any party hereunder shall be in writing (which may be by facsimile transmission or, subject to the limitation set forth below, e-mail) and shall be given, if to Greenhill or (prior to the Closing) Newco or Newco Holdco, to:

Greenhill & Co., Inc.
300 Park Avenue
New York, New York 10022
Attention: Ulrika Ekman
Facsimile No.: (212) 389-1747
E-mail: uekman@greenhill.com

with a copy to (which shall not constitute notice):

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Attention: Paul Kingsley
Facsimile No.: (212) 450-3800
E-mail: paul.kingsley@davispolk.com

if to any Acquiror or (after the Closing) Newco or Newco Holdco, to:

GCP Capital Partners LLC
300 Park Avenue
New York, New York 10022
Attention: Robert H. Niehaus
Facsimile No.: (212) 389-1750
E-mail: rniehaus@greenhill.com

with a copy to (which shall not constitute notice):

DLA Piper LLP (US)
1251 Avenue of the Americas
New York, New York 10020
Attention: Roger Meltzer
Facsimile No.: (212) 884-8711
E-mail: roger.meltzer@dlapiper.com

or to such other address or facsimile number or email address as such party may hereafter specify for the purpose by notice to the other parties hereto. All notices, requests and other communications to New Manager hereunder shall be given to each of Newco and Greenhill. All notices, requests and other communications hereunder shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt (unless, in the case of e-mail, an “Out of Office” reply or other indication of non-receipt by the recipient is transmitted to the sender, in which case such notice, request or other communication shall be deemed not to have been received). Otherwise, any such notice, request or communication (other than e-mail that is deemed not to have been received) shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 10.06. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of law rules of such state.

Section 10.07. Termination of the Ancillary Agreements. This Agreement shall not terminate upon the termination or expiration of any Ancillary Agreement.

Section 10.08. Third Party Beneficiaries. The provisions of this Agreement are solely for the benefit of Newco, Newco Holdco, New Manager, Greenhill, and the Acquirors, and are not intended to confer upon any Person except such parties any rights or remedies hereunder and there are no third party beneficiaries of this Agreement and this Agreement shall not provide any third Person with any remedy, claim, liability, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement. Notwithstanding anything to the contrary herein, including Sections 2.02(b) and (g), Section 3.02, Section 4.02 and Article 7, the provisions of this Agreement are not intended for the benefit of any GCP Employee or Newco Employee (in his or her capacity as such), except to the extent that such individual is also (and only in such individual’s capacity as) an Acquiror.

Section 10.09. Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal court located in New York County, New York or any New York state court in New York County, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party to the address of such party set forth in, or changed pursuant to, Section 10.05 shall be deemed effective service of process on such party.

Section 10.10. Counterparts; Binding Effect; Benefit. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 10.11. Assignment. No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the written consent of each other party hereto, provided that, to the extent permitted by Applicable Law, Greenhill may, without any other party’s consent, assign its rights or obligations under this Agreement to any existing or future subsidiary of Greenhill.

Section 10.12. Entire Agreement. This Agreement and the Ancillary Agreements (including all Schedules and Exhibits hereto and thereto) constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings (including that certain Memorandum of Agreement, dated October 28, 2009, between Greenhill and Niehaus), both oral and written, among the parties with respect to the subject matter hereof and thereof; provided that nothing in this Agreement or any Ancillary Agreement shall or shall be deemed to supersede, amend or modify in any way (x) any policies or procedures of the Greenhill Group (as in effect from time to time) that are or may in the future be applicable to any GCP Employee or (y) except to the extent expressly amended pursuant to the GP Agreement Amendments, the limited partnership agreements of the general partners of the Existing Funds.

Section 10.13. Severability. If any term, provision, agreement, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, agreements, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 10.14. Headings. Section headings and other captions herein are inserted for convenience only and are not intended to be used to interpret any provision hereof.

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

GREENHILL & CO., INC.

By:	/s/ Scott L. Bok
	Name:	Scott L. Bok
	Title:	Co-Chief Executive Officer

GCP CAPITAL PARTNERS HOLDINGS INC.

By:	/s/ Ulrika Ekman
	Name:	Ulrika Ekman
	Title:	Director

GCP CAPITAL PARTNERS HOLDINGS LLC

By:	GCP Capital Partners Holdings Inc., as sole member

By:	/s/ Ulrika Ekman
	Name:	Ulrika Ekman
	Title:	Director

GREENHILL CAPITAL PARTNERS II LLC

By:	/s/ Ulrika Ekman
	Name:	Ulrika Ekman
	Title:	Secretary

[Signature pages continue]

Solely for the purposes specified in Article 2, Sections 4.02(e), 8.01, 8.03, 8.04, 8.05, 8.14, 9.02 and 9.03 and Article 10:

/s/ Robert H. Niehaus
Robert H. Niehaus

Solely for the purposes specified in Article 2, Sections 8.01, 8.03, 8.04, 8.05, 9.02 and 9.03 and Article 10:

/s/ V. Frank Pottow
V. Frank Pottow